

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2019

Dave Guiteau
Chief Financial Officer
Starwood Real Estate Income Trust, Inc.
1601 Washington Avenue
Suite 800
Miami Beach, FL 33139

> **Re: Starwood Real Estate Income Trust, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2018**
> **Filed March 28, 2019**
> **File No. 333-220997**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2019**
> **Filed May 14, 2019**
> **File No. 000-56046**

Dear Mr. Guiteau:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                     Sincerely,

                                     Division of Corporation Finance
                                     Office of Real Estate and
                                     Commodities